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                                                                    EXHIBIT 20.1

                                                                       Etta West
                                                              Investor Relations
                                                                    J.D. Edwards
                                                                  (303) 334-4772
                                                         etta_west@jdedwards.com

                                                                     John Sawyer
                                                                Public Relations
                                                                    J.D. Edwards
                                                                    303-334-2558
                                                       john_sawyer@jdedwards.com

FOR IMMEDIATE RELEASE


      J.D. EDWARDS BOARD OF DIRECTORS REAPPOINTS FOUNDER C. EDWARD MCVANEY
                              TO PRESIDENT AND CEO

             Doug Massingill Resigns; Other Key Management Personnel
                         to Remain in Current Positions

DENVER, April 7, 2000 - The Board of Directors of J.D. Edwards & Company (Nasdaq: JDEC) today announced that it has reappointed C. Edward McVaney to the position of President and Chief Executive Officer, replacing Doug Massingill who resigned from the position and from the Board effective immediately. McVaney had been CEO from the company's inception in 1977 until November 1998. He will remain as Chairman of the Board of Directors.

"I am honored to again be leading J.D. Edwards," McVaney said. "I am proud of our position as a leader in e-Business software solutions and am excited to be spearheading our efforts in delivering agile, business-to-business solutions into the future. I am also looking forward to working closer with the rest of the management team on day-to-day operations."

Dave Girard will remain as Executive Vice President and Chief Operating Officer. Rick Allen will remain as Chief Financial Officer.

About J.D. Edwards

J.D. Edwards provides Idea to Action(TM) software solutions for companies competing in the New Economy. The Company's integrated ActivEra(TM) Solutions, powered by OneWorld(TM), deliver supply chain collaboration and fulfillment, and enable creation of business-to-business trading communities in the consumer products, industrial and services industries. With solutions from J.D. Edwards, established enterprises, promising dot-coms and emerging trading communities alike can adapt their software to fit today's fast-changing business models, during and after implementation. The Company's solutions operate in multiple computing environments, including Windows NT(R), UNIX(R) and OS/400(R), and are JavaTM and HTML enabled.


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Founded in 1977, J.D. Edwards is headquartered in Denver, Colorado. Additional information can be obtained by contacting the Company at 1-800-727-5333 or via the Internet at www.jdedwards.com.

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Copyright(C) J.D. Edwards World Source Company, 2000. J.D. Edwards is a
registered trademark of J.D. Edwards & Company. The names of all other product and services of J.D. Edwards used herein are trademarks and registered trademarks of J.D. Edwards World Source Company.